EX-99.1

OwlTing Group (NASDAQ: OWLS) and Saber Money Open Settlement into India's US$860 Billion Export Economy

Integration with Saber Money brings India rupee payout and Eurozone and UK payment access to OwlPay Harbor, opening a near real-time settlement path into one of the world’s largest cross-border payment markets

Arlington, Virginia, United States, June 29, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced the integration of Saber Money (“Saber”), an Asia-first cross-border digital currency payment infrastructure provider powered by Mudrex Inc., a Y Combinator-backed digital asset platform, into OwlPay Harbor.1 The integration opens direct payout settlement into India in Indian rupees, the primary corridor of this expansion, along with pay-in and payout capability in the Eurozone and the United Kingdom.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

The integration extends OwlPay Harbor’s reach into one of the world’s largest cross-border payment markets without OwlTing building local payout rails of its own. India’s exports of goods and services reached a record US$860 billion in its fiscal year ending March 2026.2 These flows come from global businesses paying Indian software firms, manufacturers, and service providers, the type of enterprise cross-border payment that OwlPay Harbor is built to settle.

Moving money into markets like India through traditional correspondent banking remains slow and costly. The World Bank puts the average cost of sending a US$200 cross-border transfer at around 6.5 percent, more than double the 3 percent target set under the United Nations Sustainable Development Goals.3 Through the integration, OwlTing's enterprise clients can initiate payments through OwlPay Harbor, with Saber and its authorized bank partners handling local settlement into India in Indian rupees, in near real time, replacing the multi-intermediary correspondent chain with a single regulated settlement path.4 The integration also allows OwlTing’s clients to collect and pay in euros and British pounds across the Eurozone and the United Kingdom.

OwlPay Harbor earns transaction-based fees on the volume it settles, so each corridor it opens widens the base of enterprise payment flow the platform can settle and earn fees on, and India is among the largest it has added to date.

“The structural shift in cross-border payments is that regulated infrastructure, not individual banking relationships, is becoming the layer enterprises route their money through,” said Darren Wang, Founder and CEO at OwlTing Group. “We built OwlPay Harbor as that infrastructure, and India is one of the clearest tests of it. Opening a market this large is a direct step in turning the infrastructure we have built into the way enterprises settle every day.”

2 According to India’s Ministry of Commerce & Industry, “The cumulative exports (merchandise & services) during FY 2025-26 (April-March) is estimated at US$ 860.09 Billion, as compared to US$ 825.26 Billion in FY 2024-25 (April-March), an estimated growth of 4.22%.” Please see https://www.pib.gov.in/PressReleasePage.aspx?PRID=2252272&reg=3&lang=1. This figure represents India's total exports of goods and services and is provided as market context only; it does not represent OwlTing's transaction volume, addressable share, or revenue.

3 Average cost of sending a US$200 cross-border transfer, according to the World Bank, Remittance Prices Worldwide. See https://remittanceprices.worldbank.org. The 3 percent reference target is United Nations Sustainable Development Goal 10.c.

4 "Near real time" reflects settlement capability as described by Saber and may vary by transaction, beneficiary bank, and network conditions, and is subject to applicable processing requirements.

“Moving money into India has long meant multiple intermediaries, slow times, and limited transparency,” said Edul Patel, Founder and CEO at Saber Money. “Saber settles directly into local bank accounts in local currencies across Asia, in near real time, with compliance built into every transaction. Bringing that to a regulated, publicly listed platform like OwlTing puts institutional-grade settlement within reach of the enterprises that need those corridors most.”

In January 2026, Saber announced its integration with Circle Payments Network as a Beneficiary Financial Institution5, and OwlTing participates in the network as an Originating Financial Institution6, placing the two companies on complementary sides of regulated digital currency settlement. Saber is powered by Mudrex Inc., whose venture investors include Y Combinator, Nexus Venture Partners, and QED Investors.7

OwlTing has described 2026 as the year its infrastructure begins converting into production client relationships and revenue. Opening India adds a major new corridor through which those enterprise payment flows can settle. As OwlTing activates additional corridors and enterprise flows migrate onto the platform, the associated revenue opportunity is expected to build cumulatively over time.

OwlPay Harbor is the settlement foundation of OwlTing’s broader payment infrastructure, which also includes OwlPay Agent Wallet and OwlPay Agent Checkout for payments initiated by AI agents. As more commerce moves through AI agents, settlement still has to clear through the regulated, licensed rails that OwlPay Harbor provides. That foundation extends to U.S. coverage in 42 states, with regulatory footprints in the European Union and Japan.8

5 According to Saber Money's press release “Saber Integrates with Circle Payments Network to Strengthen Global Off-Ramp Capabilities” announced on January 27, 2026. Please see https://www.prnewswire.com/apac/news-releases/saber-integrates-with-circle-payments-network-to-strengthen-global-off-ramp-capabilities-302671122.html.

6 According to OwlTing's press release “OwlTing Joins Circle Payments Network, Expanding Digital Currency Access to High-Growth Global Markets” announced on December 4, 2025.

7 Mudrex Inc. funding and investor information is as reported by third-party sources and has not been independently verified by the Company. For more information, please see https://mudrex.com/about-us.

8 As of June 29, 2026, OwlTing Group has obtained Money Transmitter Licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states, and it also operates under a Virtual Asset Service Provider (VASP) registration in Poland (European Union) and an Electronic Payment Service Operator (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency sector by CB Insights' statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

About Saber Money

Saber Money is an Asia-first digital currency payment infrastructure provider that helps enterprises and fintechs move money across borders in real time. Powered by Mudrex Inc., Saber states it processes more than US$1.5 billion in annualized payment volume across more than 40 countries, with regulatory registrations and licenses including India (FIU), the United Kingdom (S21), the European Union (VASP), Canada (MSB), and Australia (AUSTRAC). For more information, visit https://saber.money.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Third-Party Information

This press release may contain references to third-party companies, products, services, or research publications. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated. Operational, payment coverage, and roadmap figures attributed to Saber Money are as reported by Saber Money and have not been independently verified by the Company.

Product Availability

Certain products or services described in this press release may not be available in all jurisdictions and may be subject to regulatory approvals and compliance with applicable laws and regulations.

OwlTing Group Media Relations

pr_office@owlting.com

OwlTing Group Investor Relations

ir@owlting.com

Saber Money Media Relations

naga@mudrex.com